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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-50796

SP PLUS CORPORATION

(Exact name of registrant as specified in its charter)

200 E. Randolph Street, Suite 7700

Chicago, IL 60601-7702

(312) 274-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note: On May 16, 2024, SP Plus Corporation (the “Company”), Metropolis Technologies, Inc., a Delaware corporation (“Metropolis”) and Schwinger Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Metropolis (“Merger Sub”), completed the transactions contemplated by that certain Agreement and Plan of Merger, dated as of October 4, 2023 (the “Merger Agreement”), by and among the Company, Metropolis and Merger Sub. Pursuant to the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Metropolis.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SP PLUS CORPORATION

Date: May 24, 2024	By:	/s/ Kristopher H. Roy
	Name:	Kristopher H. Roy
	Title:	Chief Financial Officer

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